Exhibit 4.7

Lease Agreement

Party A (Lessor): Zhang Cheng

Party B (Lessee): Beijing REIT Technology Development Co., Ltd.

Pursuant to the Civil Code of the People’s Republic of China and relevant regulations, in order to clarify the rights and obligations of both Party A and Party B, this contract is hereby signed by both parties through mutual consultation.

Article 1 Party A shall lease its own property located at Room 702, Building 6, No. 60 Yard, Anli Road, Chaoyang District, Beijing, with a construction area of 322.24 square meters, to Party B for office use.

Article 2 Lease Term

The lease term shall be a total of 24 months, commencing from January 1, 2024 to December 31, 2025. Party A may terminate the contract and recover the property if Party B falls into any of the following circumstances:

1. Unauthorized sublease, partitioning, transfer, borrowing, joint operation, equity participation, or exchange of the leased property with others;

2. Using the leased property for illegal activities that harm public interests;

3. Defaulting on rent for one month.

After the expiration of the contract, if Party A continues to lease the property, Party B shall have the priority to lease.

If Party B determines that it cannot find a replacement property upon the expiration of the lease term, it may negotiate with Party A to extend the lease term as appropriate.

Article 3 Rent

The monthly rent agreed by both parties is 40,000 yuan, with a total annual rent of 480,000 yuan (in words: Four Hundred Eighty Thousand Yuan Only).

Article 4 Payment of Rent

Both parties agree to adopt the method of paying one month’s rent as a deposit and three months’ rent upfront, with payment made quarterly. The first payment shall be 160,000 yuan (in words: One Hundred Sixty Thousand Yuan Only), including the deposit, which shall be refunded upon the expiration of the lease term and return of the property.

Article 5 Repairs and Decoration of the Property During the Lease Term

It is the obligation of Party A to repair the property. Party A shall regularly inspect and promptly repair the leased property and its equipment to ensure that there are no leaks, flooding, proper functioning of utilities (indoor water supply, drainage, and electricity for lighting), and intact doors and windows, thus ensuring the safe and normal use of the property by Party B.

If Party B needs to decorate the leased property due to usage requirements, it may do so under the premise of not affecting the structure of the property, but the scale, scope, craftsmanship, materials, etc., must be approved by Party A before construction.

Article 6 Changes to the Lease Parties

1. If Party A transfers the ownership of the property to a third party through legal procedures, this contract shall continue to be valid for the new property owner without agreement;

2. If Party A sells the property, it must notify Party B in writing three months prior. Under the same conditions, Party B shall have the priority to purchase;

3. If Party B needs to exchange the leased property with a third party, it shall obtain the consent of Party A in advance, and Party A shall support Party B’s reasonable requests.

Article 7 Breach of Contract

1. If Party A fails to deliver the property to Party B as required in Articles 1 and 2 of this contract, it shall be responsible for compensating 1% of the rent;

2. If any party fails to fulfill the relevant provisions of Article 4, the breaching party shall be responsible for compensating 1% of the rent;

3. If Party B fails to pay the rent on time, in addition to paying the outstanding rent, it shall also pay a penalty of 1% of the rent per day to Party A;

4. If Party A charges Party B with fees other than the agreed rent, Party B has the right to refuse payment;

5. If Party B unauthorizedly transfers the leased property to others for use, Party A has the right to order the cessation of the transfer and terminate the lease contract. At the same time, Party B shall pay a penalty of 1% of the agreed rent per day to Party A;

6. If Party B continues to use the leased property without the consent of Party A upon the expiration of this contract, after paying a penalty of 1% of the agreed rent per day to Party A, Party A still has the right to terminate the contract.

Matters related to economic claims for the above breaches shall be agreed upon by both parties under the supervision of the contracting authority.

Article 8 Exemption Clauses

1. If the house is damaged or causes losses to Party B due to irresistible reasons, neither Party A nor Party B shall be held responsible.

2. If the leased property needs to be demolished or renovated due to municipal construction, resulting in losses to both Party A and Party B, neither party shall be held responsible.

3. If the contract is terminated due to the above reasons, the rent shall be calculated based on the actual usage time, with any excess refunded and any shortage supplemented.

Article 9 Dispute Resolution

In case of any dispute arising from the performance of this contract, both parties shall negotiate for settlement. If the negotiation fails, either party may file a lawsuit to the court.

Article 10 Matters Not Covered in This Contract

Any matters not covered in this contract shall be subject to negotiation between Party A and Party B, and a supplementary agreement shall be signed accordingly. After the supplementary agreement is submitted to the municipal housing lease management authority for approval and filed with relevant departments, it shall have the same legal effect as this contract.

Article 11 Number of Copies of This Contract

This contract shall be made in duplicate, with each party holding one copy.

Party A (Lessor): Zhang Cheng	Party B (Lessee): Beijing REIT Technology
Development Co., Ltd.
/s/ Zhang Cheng
[Company Stamp Affixed here]
Signing Date: December 29, 2023
Signing Date: December 29, 2023